Exhibit 4.6

SUMMARY OF THE AMENDMENT TO THE NON-POSSESSORY PLEDGE

In connection with the execution of the Amendment Agreement with regard to the Credit Agreement dated August 2010, GCS also entered into certain amendment agreements with regard to the ancillary agreement referred to hereinbelow. The following is a summary of the principal terms and conditions of:

The Amendment Agreement with regard to the Pledge Agreement Subject to Retained Possession dated August 10 2011, by and between Casa Saba, S.A. de C.V., as pledgor, and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, as beneficiary (the “Amendment to the Pledge Agreement Subject to Retained Possession”).

Amended Pledge Agreement Subject to Retained Possession.

The definitions of Credit Agreement and Promissory Notes contained in the Pledge Agreement were amended as follows:

“Credit Agreement” shall mean the Credit Agreement dated August 30, 2010, among the Borrower, the Co-Obligors, the Lenders, the Beneficiary, as Mexican Collateral Agent, and HSBC Bank (Chile), as Chilean Collateral Agent, as fully amended and restated by the Amendment Agreement with regard to the Credit Agreement, dated August 10, 2011, among the Borrower, the Co-Obligors, the Lenders, the Beneficiary, as Mexican Collateral Agent, and HSBC Bank (Chile), as Chilean Collateral Agent, by means of which the Lenders have agreed to make available to the Borrower (i) Tranche 1, in the amount of Ps.3,939,167,424.45 (three billion nine hundred thirty-nine million one hundred sixty-seven thousand four hundred twenty-four pesos 45/100), of which Ps.$994,500,000.00 (nine hundred ninety-four million five hundred thousand pesos 00/100) will be funded by Banorte and Ps.2,944,667,424.45 (two billion nine hundred forty-four million six hundred sixty-seven thousand four hundred twenty-four pesos 45/100) will be funded by HSBC México; and (ii) Tranche 2, in the amount of Ps.3,784,690,270.55 (three billion seven hundred eighty-four million six hundred ninety thousand two hundred seventy pesos 55/100), of which Ps.955,500,000.00 (nine hundred fifty-five million five hundred thousand pesos 00/100) will be funded by Banorte and Ps.2,829,190,270.55 (two billion eight hundred twenty-nine million one hundred ninety thousand two hundred seventy pesos 55/100) will be funded by HSBC México; as hereinafter amended from time to time.

“Promissory Notes” shall mean the promissory notes to be executed by the Borrower and guaranteed by the Co-Obligors, each in an amount equal to the portion of Tranche 1 and Tranche 2 funded by each Lender, substantially in the form of Exhibit 1 to the Credit Agreement.

Reaffirmation of the Terms of the Pledge Agreement; No Novation.

The parties agreed that the above were the only amendments to, and reaffirmed and confirmed each and all of the remaining terms and conditions of the Pledge Agreement, which shall remain in full force and effect in accordance therewith. The parties further agreed that the Pledge Agreement, as amended by the foregoing Agreement, contains their entire and final agreement with respect to the subject matter thereof; and that the execution of this Agreement does not constitute (i) a novation of their respective obligations under the Pledge Agreement or (ii) a novation, modification or settlement of the obligations secured by the Pledge Agreement.

Governing Law and Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of Mexico. The parties irrevocably submit to the jurisdiction of the competent courts sitting in Mexico City, Federal District, for purposes of any action or proceeding relating to this Agreement, and hereby waive any other jurisdiction to which they may be now or hereafter entitled by reason of their present or future addresses.